Shareholder Letter Q1 FY20 | October 17, 2019

From the CEOs Fellow shareholders, Fiscal 2020 is off to a bright start and we’ve wrapped up Q1 on a high note, meeting thousands of customers and partners in Vienna and Sydney as part of our ongoing “Atlassian Open” world tour. The Atlassian Open events celebrate new and transformative ways of working and share our latest product and company updates. Boston is our final stop in late October. We saw continued momentum across all our products, including Trello, which eclipsed 50 million registered users. We continue to push ahead with our focus on the cloud, unveiling major updates to the Atlassian Cloud Platform, optimizing our cloud pricing and packaging, investing in our cloud for larger enterprises, and announcing partnerships and integrations with an expanding list of best-of-breed technologies. In Q1'20, we generated $363.4 million in revenue, up 36% year-over-year. We also added 7,060 net-new customers during the quarter, bringing our total customer count to 159,787. Reaching New Heights in the Cloud Atlassian is a cloud-first company. The cloud is the platform of choice for our customers - over 90% of all new customers choose one or more of our cloud products - and a key driver of our growth. We continue to invest in expanding the opportunity for Atlassian Cloud. This quarter we introduced two important new editions of our cloud offerings - Free and Premium. We are known for our disruptive pricing and high-quality products. Our new cloud editions make it easier for companies and teams to get started with Atlassian and offer new pathways for Q1 FY20 2 expansion and growth as customers scale their usage. These editions increase the variety of use cases, industries, and markets we serve, and offer greater choice for our customers. They include: • Free: Similar to our ‘Starter licenses’ for on-premises deployments, the Free Editions promise to attract a much wider audience of smaller teams and companies to begin using and then growing with our products. Free Editions are available for Jira Software, Confluence, Jira Service Desk, and Jira Core, complementing the existing free offerings already in place for Trello, Bitbucket, and Opsgenie. • Premium: The Premium Editions offer important expansion opportunities for existing customers and an enterprise-grade entry point for larger customers choosing our Atlassian Cloud products. Cloud Premium is now available for Jira Software, Confluence, and Jira Service Desk. Targeted to more sophisticated and larger customers, these new editions combine advanced end-user features with additional platform capabilities around uptime, service levels, and data storage. We’ve also introduced discounted cloud pricing for eligible academic institutions and non- profit organizations. Academic organizations receive a 50 percent discount, and non-profits a 75 percent discount from the list price for cloud subscriptions. Q1 FY20 3

# Introducing...Automation for Jira!

Today we are incredibly excited to announce that Atlassian has acquired Code Barrel, the creator of Automation for Jira. Jira sits at the center of an expanding variety of critical business workflows, from technology teams building software to finance teams closing their quarter. Teams at more than 65,000 companies use Jira to help coordinate the people, actions, systems and data associated with complex business workflows. As a platform for managing work and workflows, Jira is in a unique position to help automate unnecessary human steps in a workflow, or automate the collection of relevant data to help people and teams advance work more efficiently.

Automation is an increasing priority for our customers and we have begun adding it as a core capability of our products. Automation for Jira, which is currently sold exclusively through the Atlassian Marketplace, is used to simplify routine operations in Jira, like auto-assignment and creating recurring tasks, and to automate parts of more advanced workflows. More than 6,000 organizations already use Automation for Jira, from financial services firms like Visa to tech giants like Cisco to consumer companies like Airbnb and TripAdvisor. Ultimately by having software do more of the routine work instead of people, companies can save their teams' most valuable asset – their time.


ATLASSIAN
+
Automation for Jira
1 Choose trigger
New trigger
Recommended
Field value changed
Issue commented
Issue created
Issue transitioned
2 Choose condition and/or branch rule
New condition
All components
Advanced compare condition
If / else block
Issue attachments
Issue fields condition
JQL condition
Related issues condition
User condition
3 Choose an action
New action
Recommended
Create issue
Edit issue
Transition issue
Send email
Log work
Send Microsoft Teams message

ATLASSIAN Q1 FY20 4

Expanding Our Partnerships and Integrations Atlassian products provide customers an integrated system for organizing, discussing, and completing shared work. And that system often includes other technologies and tools used by teams. The critical nature of our products and the role they play in managing workflows, content, and teams often means we're the most popular integration for other technologies, and a necessary link to be considered by the customer. We continue to invest in partnerships and product integrations to help move modern work forward. Some recent highlights include: Trello + In September, Dropbox unveiled integrations with Trello at the Dropbox Work In Progress event, including the ability to share Dropbox content to Trello and preview that content in Trello. These integrations are expected to be generally available to all users in November. Atlassian Access Launched just over a year ago, Atlassian Access is a centralized tool to manage user access, identity, and security across all of Atlassian’s cloud products. Customers like Condé Nast, Procter   & Gamble, and Zoom use Access to safeguard data, automate the employee on-boarding process, and ensure their end users have easy access to the tools they need. Since launch, we have further extended the value of Access across the many different identity and security tools our customers already use: + In October, we announced a strategic partnership with Okta, the leading independent provider of identity for the enterprise. Atlassian’s customers can now provide their workforces with simple and secure access to the tools they need to be successful, via the Okta Identity Cloud, at no additional cost. Thousands of Okta customers have already adopted Atlassian products to collaborate, improve productivity, and ultimately unleash the potential of their teams. + | Access customers can now integrate their Atlassian Cloud products to Microsoft ADFS for single sign-on (SSO) and Google Cloud Identity for SSO and user provisioning. Yes, that’s quite  a mouthful to convey that we’ve added a lot of value for Access customers with two leaders   in the identity space. + Cloud Access Security Broker (CASB) Providers We’ll soon be joining the capabilities of Access with sophisticated security vendors – or CASB providers – which specialize in data loss prevention, suspicious activity detection, and more. Our early access program will launch before the end of the year with partners including McAfee and Bitglass. Q1 FY20 5

Opsgenie Opsgenie’s modern incident management platform has more than 200 integrations with industry-leading monitoring, ChatOps, ITSM, and video communication tools. This quarter, we announced three new integrations to better connect developers and operations teams to the systems and data needed to respond to and resolve incidents faster: + Similar to its integration with Slack, Opsgenie messages can be automatically posted to and escalated from within Microsoft Teams, increasing incident response and resolution time. + The Opsgenie app is available for download from the Zendesk marketplace. This integration places an Opsgenie panel inside every Zendesk ticket where you can create and check the status of alerts. + Opsgenie customers are now able to coordinate Zoom video calls from within Opsgenie’s Incident Command Center. Q1 FY20 6

Happy Anniversary, Opsgenie! Since we announced our strategy of disrupting IT and the acquisition of Opsgenie a year ago, we have powered ahead to make it the best-in-class solution for incident management.     A few key highlights from last year include: • Launching new incident management features: We expanded the core Opsgenie incident management experience by adding a timeline to track response activities and key events. We added postmortems to help discover root causes, track remediation work, and learn from every incident. Q1 FY20 7

• Introducing deeper integrations into the Atlassian platform: We introduced a new user interface that aligns with other Atlassian products and integrated Opsgenie into Atlassian’s identity system so users can move more seamlessly across Opsgenie, Jira Software, Bitbucket, and Jira Service Desk. We also launched a bi-directional integration with Jira Software to track incidents with automated or manual ticket creation based on incident alerts. • Releasing our new Incident Management Handbook: This collection of best practices organizes nearly 20 years of incident management experience, best practices, and insights from Atlassian into a handbook for the modern DevOps professional. • Leveraging the Atlassian business model: By reducing prices (including the introduction of a free tier), enabling our global solutions partners, improving the self-service experience for high-velocity customer acquisition, and unveiling a new brand identity, we more than doubled Opsgenie’s pace of paid user growth from a year earlier. This has led to fantastic customer growth over the past year, with customers like GE Transportation, Office Depot, Instacart, the University of Southern California, HelloFresh, Fanatics, and Mimecast choosing Opsgenie as their incident management solution over competing offerings. Q1 FY20 8

Our Climate Commitment We believe that climate change is an existential threat - to our communities, our economies, and our businesses. In September, we attended the UN Climate Action Summit in New York City. We announced Atlassian’s commitment to reach net zero emissions by no later than 2050 and set strong science-based targets to limit global warming, joining a group of 87 companies, including Salesforce, SAP, and IKEA, in the Business Ambition for 1.5°C Campaign: Our Only Future. This adds to our existing goal to source 100% of Atlassian’s electricity needs from renewable sources by 2025. We believe that companies like ours have a responsibility to act on climate, and building a sustainable, durable business is one piece of that. Source: Bloomberg So we’re out of the blocks in good form in fiscal 2020. Here's to the track ahead, and to unleashing the potential of every team. MIKE & SCOTT Mike Cannon-Brookes  Scott Farquhar Co-founder and CEO Co-founder and CEO Q1 FY20 9

Jay Simons, President

# Customer highlights

Our customers represent diverse industries and geographies, from start-ups to enterprises, thanks to our highly automated sales model that allows us to target the Fortune 500,000.

We finished Q1'20 with a total customer count of 159,787. We added 7,060 net-new customers during the quarter.

Over 90% of our new customers in Q1'20 chose one or more of our cloud products.

**Customers**

Period ended


112,571
119,158
125,796
131,684
138,235*
144,038
152,727**
159,787
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20

*Includes an increase of 1,396 customers as a result of our acquisition of Opsgenie during Q2'19.
**Includes an increase of approximately 2,500 Trello customers as a result of the open board limits we introduced for Trello.

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid product license or subscription for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active product licenses or subscriptions, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

Some of the new customers we added during the quarter include French security company Fichet Group, insurance provider Farmers Insurance, Finnish wood processing and timber products manufacturer Pölkky Oy, and Japanese audio equipment retailer Sound House.

Customers use our products in a variety of ways, across all types of teams. While it would be difficult to list the thousands of use cases for our products, each quarter we like to share a handful of the stories our customers share with us. These examples illustrate the breadth of application and versatility of our products, and demonstrate how we expand across teams, departments, and customer organizations.

ATLASSIAN Q1 FY20 10

BLEND Bringing transparency to consumer finance with Confluence Blend is dedicated to bringing simplicity and transparency to consumer finance by partnering with banks and lenders to power a frictionless, more accessible lending experience. The product has resonated with financial institutions looking for a simpler lending system. Blend has flourished, tripling its workforce in two years. As it grew, information sharing became a pain point across teams — the sales team wasn’t getting marketing assets, product marketers couldn’t access the most recent product specs, and there wasn’t a central repository for institutional knowledge. The Product Marketing and People Operations teams at Blend identified the need for a collaboration tool as they were bringing in so many new employees and knowledge transfer was becoming increasingly painful. Recognizing that the process wasn’t sustainable, they adopted Confluence to make collaboration and information sharing easier. Teams at Blend now use Confluence for a slew of projects and work streams. The Marketing and Sales teams use Confluence to track deliverables, share assets, and plan events. People Operations and HR teams use it to organize documents and share policies. The Product teams use it to document and share specs. The Support team shares troubleshooting and how-to guides for specific product issues. And Blend’s Customer Success team creates Confluence pages for each customer to track project statuses (usually the implementation of Blend), share meeting notes, and document product feedback. Blend has continued to grow since adopting Confluence, and information now flows freely through Confluence as an information hub. Teams across the company also have more time to focus on creating the best products and experiences for their customers because emails and meetings have decreased with Confluence. As the teams at Blend continue to navigate rapid change and growth, Confluence provides a space to share knowledge and collaborate across the entire organization. A culture of transparency takes work, but it can spread naturally with the right tools, people, and processes in place. Q1 FY20 11

MCCORVEY Going paperless with Trello McCorvey Sheet Metal Works, the 94-year old HVAC sheet metal detailer, fabricator, and installer, has seen incredible growth over its long history. It has grown from a local mom-and- pop shop into a multi-state operation with hundreds of employees today. Until recent years, the company ran on an analog administrative system that consisted of handwritten tickets that were used internally, as well as sent to partnering businesses. It quickly recognized that this was one tradition of the family-run business that wasn’t going to successfully scale with the rest of the company. McCorvey Sheet Metal Works’ goal was to move operations to a paperless system that was easy to learn, and more importantly, easy to maintain by everyone involved. Trello proved to be the perfect tool – it was easy for people, at any level of technical ability, to interact with at any point of the fabrication process. The straightforward, collaborative features were quickly adopted by users in the company. Tracking tasks across the production process on one board view was simple and effective, and the visual nature of the workflows felt intuitive for all employees. McCorvey Sheet Metal Works also saw an immediate boost in quality assurance. Workers in the field could now see the status of projects in the shop in real-time and verify all required information was provided. Additionally, they no longer needed to constantly phone or email the shop for check-ins and small questions. More teams within the company began to see the impact of Trello as a collaborative digital hub: • The estimation team began visually tracking jobs in the pipeline and as a result, saw a reduction in the number of jobs left on the table. They could also see when jobs were taking longer than originally estimated, and who needed help in getting their job to completion. • The fabrication team started building a historical log of issues that arose in the manufacturing process. Fabrication reports went mostly paperless after that. • A shared board was implemented between the Houston and Florida facilities to visualize the fabrication workflow. Shop managers use the board to distribute team workloads between the two locations, depending on backlog. The original goals that McCorvey Sheet Metal Works had in bringing Trello into the company — increased collaboration, transparency, and communication across teams — have all been reached, with tangible results. Today, over 80% of the company uses Trello, helping their offices, shops, and jobsites across Florida and Texas stay connected. The company now has a digital hub that can scale with its organization. Q1 FY20 12

MEETING AND COLLABORATION SOFTWARE COMPANY Resolving incidents faster with Atlassian products In today's digital age, customers expect lightning-fast resolution when a question or problem arises. One Atlassian customer, a meeting and collaboration software company, knew that their wait times were too long and as a result, their customers and managers were growing frustrated. When a service incident occurs, the customer care, technical operations, and engineering teams must work together to quickly solve it, but they were saddled with disparate, cumbersome systems and tools that were slowing them down. Needing a faster, more reliable way to solve incidents, decrease wait times, and communicate incident updates both internally and with customers, they turned to Atlassian. The company's engineering and customer care teams were already using Jira Software to resolve requests, so it made sense for them to embrace the tools they already knew and loved. The customer care and technical operations teams implemented a host of Atlassian tools, including Statuspage and Jira Service Desk, to create a seamless alerting, monitoring, and communication system. To start, the technical operations team turned to Jira Service Desk as the ticketing solution to make it easier to collect and centralize requests. They loved that it was ready to use right out of the box, without costly customization. Statuspage was set up within minutes, enabling their customer care team to instantly communicate service status and outages to external customers and internal partners. Lastly, the engineering team introduced Confluence to the customer care and technical operations teams - offering an easy way to document and share policies, fixes, and more. Now that the teams are all collaborating more effectively - they're working together to help resolve future incidents even faster. Today, despite handling over 4,000 incidents per quarter, inbound ticket volume is actually down. Better communication, documentation, and collaboration have made the company better equipped to prevent or proactively solve new incidents as they arise. The company’s solve rate has gone up 13% since they started using Atlassian and continues to improve, while technical debt is down significantly thanks to increased communication and tracking capabilities. By making their processes faster, more efficient, and more transparent with Atlassian products, the company's customer care, technical operations, and engineering teams have built new levels of trust with their customers and colleagues.  Q1 FY20 13

James Beer, Chief Financial Officer

# Financial highlights

**First quarter fiscal 2020 financial summary**
(in thousands, except per share data)

| | Three Months Ended September 30, 2019 | Three Months Ended September 30, 2018 |
|---|---|---|
| **IFRS Results** | | |
| Revenue | $363,390 | $267,292 |
| Gross profit | $301,111 | $222,107 |
| Gross margin | *82.9%* | *83.1%* |
| Operating loss | ($4,555) | ($192) |
| Operating margin | *(1.3%)* | *(0.1%)* |
| Net income (loss) | $69,320 | ($242,445) |
| Net income (loss) per share - diluted | $0.28 | ($1.03) |
| Cash flow from operations | $76,191 | $84,929 |
| **Non-IFRS Results** | | |
| Gross profit | $314,311 | $230,977 |
| Gross margin | *86.5%* | *86.4%* |
| Operating income | $84,956 | $62,527 |
| Operating margin | *23.4%* | *23.4%* |
| Net income | $70,007 | $49,226 |
| Net income per share - diluted | $0.28 | $0.20 |
| Free cash flow | $62,408 | $74,213 |

A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website.

# First quarter fiscal 2020 results

## Revenue

Total revenue for Q1'20 was $363.4 million, up 36% year-over-year.

Our revenue by line item for the quarter is as follows:

- Subscription revenue primarily relates to fees earned from sales of our cloud products. The remainder of this revenue relates to sales of our Data Center products, which are on-premises products sold to our largest enterprise customers on a subscription basis. We typically recognize subscription revenue ratably over the term of the contract. A portion of our Data Center revenue is recognized at the beginning of the license term. For Q1'20, subscription revenue was $201.1 million, up 50% year-over-year.

ATLASSIAN Q1 FY20 14

- Maintenance revenue represents fees earned from providing customers updates, upgrades and technical product support for our perpetual license products. Maintenance revenue is recognized ratably over the support period, which is typically 12 months. For Q1'20, maintenance revenue was $110.1 million, up 19% year-over-year.
- License revenue is related to fees earned from the sale of perpetual licenses for our Server products, and is recognized at the time of sale. For Q1'20, license revenue was $24.7 million, up 13% year-over-year.
- Other revenue includes our portion of the fees received from sales of third-party apps in the Atlassian Marketplace, and for training services. For Q1'20, other revenue was $27.5 million, up 47% year-over-year.



Total Revenue
U.S. $ in millions (Y/Y growth rate in %)
$267
37%
Q1'19
$299
39%
Q2'19
$309
38%
Q3'19
$335
36%
Q4'19
$363
36%
Q1'20



Revenue by type
U.S. $ in millions (Y/Y growth rate in %)
$267
12%
22%
55%
Q1'19
$299
20%
21%
56%
Q2'19
$309
12%
20%
57%
Q3'19
$335
5%
21%
50%
Q4'19
$363
13%
19%
50%
Q1'20
Subscription
Maintenance
Perpetual License
Other

ATLASSIAN Q1 FY20 15

Margins and operating expenses IFRS gross margin for Q1’20 was 82.9%, compared with 83.1% for Q1’19. Non-IFRS gross margin for Q1’20 was 86.5%, compared with 86.4% for Q1’19. On an IFRS basis, operating expenses were $305.7 million in Q1’20, up 38% from $222.3 million in Q1’19. On a non-IFRS basis, operating expenses were $229.4 million in Q1’20, up 36% from $168.5 million in Q1’19: • Research & development expense on an IFRS basis was $175.9 million in Q1’20, compared with $124.4 million in Q1’19. Research & development expense on a non-IFRS basis was $126.9 million, or 34.9% of revenue, in Q1’20, compared with $97.5 million, or 36.5% of revenue, in Q1’19. • Marketing & sales expense on an IFRS basis was $68.0 million in Q1’20, compared with $52.3 million in Q1’19. Marketing & sales expense on a non-IFRS basis was $53.7 million, or 14.8% of revenue, in Q1’20, compared with $35.5 million, or 13.3% of revenue, in Q1’19. • General & administrative expense on an IFRS basis was $61.7 million in Q1’20, compared with $45.7 million in Q1’19. General & administrative expense on a non-IFRS basis was $48.7 million, or 13.4% of revenue, in Q1’20, compared with $35.4 million, or 13.2% of revenue, in Q1’19. Total employee headcount was 3,927 at the end of Q1’20, an increase of 311 employees since the end of Q4'19. The increase was across all major organizations, with the majority in R&D. IFRS operating loss was $4.6 million for Q1’20, compared with an IFRS operating loss of $0.2 million for Q1’19. Non-IFRS operating income was $85.0 million, or 23.4% of revenue for Q1’20, compared with non-IFRS operating income of $62.5 million or 23.4% of revenue for Q1’19. Net income IFRS net income was $69.3 million, or $0.28 per diluted share, for Q1’20 compared with an IFRS net loss of $242.4 million, or ($1.03) per diluted share, for Q1’19. Non-IFRS net income was $70.0 million, or $0.28 per diluted share, for Q1’20 compared with non-IFRS net income of $49.2 million, or $0.20 per diluted share, for Q1’19. Balance sheet Atlassian finished Q1’20 with $1.8 billion in cash and cash equivalents and short-term investments. Free cash flow Cash flow from operations for Q1’20 was $76.2 million, while capital expenditures totaled $6.1 million and payments of lease obligations totaled $7.7 million, resulting in free cash flow of $62.4 million. Free cash flow margin for Q1’20, defined as free cash flow as a percentage of revenue, was 17.2%. Q1 FY20 16

Financial targets for Q2'20Financial and Targets Fiscal 2020 IFRS Three Months Ending Fiscal Year Ending December 31, 2019 June 30, 2020 Revenue $386 million to $390 million $1,560 million to $1,574 million Gross margin 83% 82% to 83% Operating margin (1%) (3%) Net (loss) income per share - diluted ($0.03) $0.01 Weighted-avg. shares used in computing diluted IFRS net (loss) income per share 243 million to 244 million 253 million to 255 million Cash flow from operations not provided $525 million to $535 million Non-IFRS Three Months Ending Fiscal Year Ending December 31, 2019 June 30, 2020 Gross margin 86% 85% to 86% Operating margin 22% 20% Net income per share - diluted $0.27 $1.00 Weighted-avg. shares used in computing diluted non-IFRS net income per share 251 million to 252 million 253 million to 255 million Free cash flow not provided $465 million to $475 million Operating margin We anticipate that our operating margin will be at its lowest in Q3’20. This is because we typically implement annual salary increases for employees during that quarter, in addition to the annual reset of employee payroll taxes with the commencement of a new calendar year. Net income and net income per share Our fiscal 2020 targets for IFRS and non-IFRS net income and net income per diluted share assume other income will be approximately $15 million in fiscal 2020. This is based on assumptions of: • Our current holdings of cash and cash equivalents, and short-term investments, which include the proceeds from our exchangeable senior notes. • The estimated interest income we expect to receive in fiscal 2020 from investing the cash and cash equivalents, and short-term investments. • The cash interest expense related to the notes. • Interest expense related to leases for our facilities. These assumptions exclude the non-coupon impact of the exchangeable senior notes and capped calls. Free cash flow Our free cash flow target for fiscal 2020 assumes estimated capital expenditures to be approximately $30 million during the fiscal year, due to investments in new leased facilities, and estimated payments of lease obligations of approximately $30 million. Q1 FY20 17

ATLASSIAN CORPORATION PLC Consolidated statements of operations (U.S. $ and shares in thousands, except per share data)  (unaudited) Three Months Ended September 30, 2019 2018 Revenues: Subscription $ 201,095 $ 134,065 Maintenance 110,071 92,736 Perpetual license 24,744 21,839 Other 27,480 18,652 Total revenues 363,390 267,292 Cost of revenues (1) (2) 62,279 45,185 Gross profit 301,111 222,107 Operating expenses: Research and development (1) (2) 175,882 124,380 Marketing and sales (1) (2) 68,043 52,262 General and administrative (1) 61,741 45,657 Total operating expenses 305,666 222,299 Operating loss (4,555) (192) Other non-operating income (expense), net 82,235 (237,248) Finance income 9,112 7,266 Finance costs (12,327) (9,902) Income (loss) before income tax expense 74,465 (240,076) Income tax expense (5,145) (2,369) Net income (loss) 69,320 (242,445) Net income (loss) per share attributable to ordinary shareholders: Basic $ 0.29 $ (1.03) Diluted $ 0.28 $ (1.03) Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders: Basic 242,791 236,219 Diluted 250,883 236,219 (1) Amounts include share-based payment expense, as follows: Three Months Ended September 30, 2019 2018 Cost of revenues $ 4,712 $ 3,519 Research and development 48,939 26,846 Marketing and sales 10,631 7,761 General and administrative 13,014 10,254 (2) Amounts include amortization of acquired intangible assets, as follows: Three Months Ended September 30, 2019 2018 Cost of revenues $ 8,488 $ 5,351 Research and development 41 — Marketing and sales 3,686 8,988 Q1 FY20 18

ATLASSIAN CORPORATION PLC Consolidated statements of financial position (U.S. $ in thousands)  (unaudited) September 30, 2019 June 30, 2019 Assets Current assets: Cash and cash equivalents $ 1,187,191 $ 1,268,441 Short-term investments 587,496 445,046 Trade receivables 99,351 82,525 Tax receivables 1,496 707 Derivative assets 214,342 215,156 Prepaid expenses and other current assets 47,915 30,236 Total current assets 2,137,791 2,042,111 Non-current assets: Property and equipment, net 80,735 81,459 Deferred tax assets 14,226 17,084 Goodwill 609,648 608,907 Intangible assets, net 138,760 150,975 Right-of-use assets, net 236,688 — Other non-current assets 62,752 76,722 Total non-current assets 1,142,809 935,147 Total assets $ 3,280,600 $ 2,977,258 Liabilities Current liabilities: Trade and other payables $ 125,435 $ 159,487 Current tax liabilities 11,993 11,703 Provisions 9,205 8,983 Deferred revenue 469,439 440,954 Lease obligations 30,914 — Derivative liabilities 777,838 855,005 Current portion of exchangeable senior notes, net 862,318 853,576 Total current liabilities 2,287,142 2,329,708 Non-current liabilities: Deferred tax liabilities 10,325 13,872 Provisions 6,248 6,082 Deferred revenue 30,937 27,866 Lease obligations 251,381 — Other non-current liabilities 319 34,263 Total non-current liabilities 299,210 82,083 Total liabilities 2,586,352 2,411,791 Equity Share capital 24,356 24,199 Share premium 458,796 458,166 Other capital reserves 893,913 816,660 Other components of equity 13,601 32,079 Accumulated deficit (696,418) (765,637) Total equity 694,248 565,467 Total liabilities and equity $ 3,280,600 $ 2,977,258 Q1 FY20 19

ATLASSIAN CORPORATION PLC Consolidated statements of cash flows (U.S. $ in thousands) (unaudited) Q1 FY20 20

ATLASSIAN CORPORATION PLC Reconciliation of IFRS to non-IFRS results (U.S. $ and shares in thousands, except per share data)  (unaudited) Three Months Ended September 30, 2019 2018 Gross profit IFRS gross profit $ 301,111 $ 222,107 Plus: Share-based payment expense 4,712 3,519 Plus: Amortization of acquired intangible assets 8,488 5,351 Non-IFRS gross profit $ 314,311 $ 230,977 Operating income IFRS operating loss $ (4,555) $ (192) Plus: Share-based payment expense 77,296 48,380 Plus: Amortization of acquired intangible assets 12,215 14,339 Non-IFRS operating income $ 84,956 $ 62,527 Net income IFRS net income (loss) $ 69,320 $ (242,445) Plus: Share-based payment expense 77,296 48,380 Plus: Amortization of acquired intangible assets 12,215 14,339 Plus: Non-coupon impact related to exchangeable senior notes and capped calls (73,361) 244,686 Less: Income tax effects and adjustments (15,463) (15,734) Non-IFRS net income $ 70,007 $ 49,226 Net income per share IFRS net income (loss) per share - diluted $ 0.28 $ (1.03) Plus: Share-based payment expense 0.31 0.20 Plus: Amortization of acquired intangible assets 0.05 0.06 Plus: Non-coupon impact related to exchangeable senior notes and capped calls (0.29) 1.03 Less: Income tax effects and adjustments (0.07) (0.06) Non-IFRS net income per share - diluted $ 0.28 $ 0.20 Weighted-average diluted shares outstanding Weighted-average shares used in computing diluted IFRS net income (loss) per share 250,883 236,219 Plus: Dilution from share options and RSUs (1) — 10,576 Weighted-average shares used in computing diluted non-IFRS net income per share 250,883 246,795 Free cash flow IFRS net cash provided by operating activities $ 76,191 $ 84,929 Less: Capital expenditures (6,113) (10,716) Less: Payments of lease obligations (7,670) — Free cash flow (2) $ 62,408 $ 74,213 (1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended September 30, 2018 because the effect would have been anti-dilutive. (2) As a result of our adoption of IFRS 16, Leases, on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change. Q1 FY20 21

ATLASSIAN CORPORATION PLC Reconciliation of IFRS to non-IFRS financial targets (U.S. $) Three Months Ending Fiscal Year Ending December 31, 2019 June 30, 2020 Revenue $386 million to $390 million $1,560 million to $1,574 million IFRS gross margin 83% 82% to 83% Plus: Share-based payment expense 1 1 Plus: Amortization of acquired intangible assets 2 2 Non-IFRS gross margin 86% 85% to 86% IFRS operating margin (1%) (3%) Plus: Share-based payment expense 20 20 Plus: Amortization of acquired intangible assets 3 3 Non-IFRS operating margin 22% 20% IFRS net (loss) income per share - diluted ($0.03) $0.01 Plus: Share-based payment expense 0.29 1.25 Plus: Amortization of acquired intangible assets 0.05 0.16 Plus: Non-coupon impact related to exchangeable senior notes and capped calls 0.04 (0.18) Less: Income tax effects and adjustments (0.08) (0.24) Non-IFRS net income per share - diluted $0.27 $1.00 Weighted-average shares used in computing diluted IFRS net (loss) income per share 243 million to 244 million 253 million to 255 million Dilution from share options and RSUs (1) 8 million — Weighted-average shares used in computing diluted non-IFRS net income per share 251 million to 252 million 253 million to 255 million IFRS net cash provided by operating activities $525 million to $535 million Less: Capital expenditures (30 million) Less: Payments of lease obligations (30 million) Free cash flow (2) $465 million to $475 million (1) The effect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending December 31, 2019 because the effect would be anti-dilutive. (2) As a result of our adoption of IFRS 16, Leases, on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change. Q1 FY20 22

FORWARD-LOOKING STATEMENTS This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, anticipated benefits of the Code Barrel acquisition, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share and free cash flow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com. ABOUT NON-IFRS FINANCIAL MEASURES Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period- to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies. Our non-IFRS financial measures include: • Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. • Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and from fiscal 2020, with the adoption of IFRS 16, Leases, payments of lease obligations are also deducted. Our non-IFRS financial measures reflect adjustments based on the items below: • Share-based compensation. • Amortization of acquired intangible assets. • Non-coupon impact related to exchangeable senior notes and capped calls: • Amortization of notes discount and issuance costs. • Mark to fair value of the exchangeable senior notes exchange feature. • Mark to fair value of the related capped call transactions. • The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. • Capital expenditures and payments of lease obligations. We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share- based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period. Q1 FY20 23

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.   Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow: • As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations. • For planning purposes, including the preparation of our annual operating budget. • To allocate resources to enhance the financial performance of our business. • To evaluate the effectiveness of our business strategies. • In communications with our Board of Directors concerning our financial performance.  The tables in this shareholder letter titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. ABOUT ATLASSIAN Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 159,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify, and NASA - use Atlassian's project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products including Jira Software, Confluence, Trello, Bitbucket, Opsgenie, Jira Service Desk, and Jira Align at https:// atlassian.com. Investor relations contact: Martin Lam, IR@atlassian.com  Media contact: Jake Standish, press@atlassian.com Q1 FY20 24